                                                    --------------------------
                                                    OMB Number:      3235-0145
                                                    --------------------------
                                                    Expires:  October 31, 1997
                                                    Estimated average burden
                                                    hours per response  14.90
                                                    --------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ___________)*


                             FRACTAL DESIGN CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    351681
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                      MARK ZIMMER, FRACTAL DESIGN CORP.,
               5550 SCOTTS VALLEY DRIVE, SCOTTS VALLEY, CA 95066
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               February 11, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                        PAGE 2 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      METATOOLS, INC.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    In the event the stock option becomes exercisable and
                          is exercised in full, MetaTools will have sole voting
                          power with respect to that number of shares equal to
                          19.9% of the then outstanding shares of Common Stock
                          of Fractal Design Corp. ("Fractal"), which, based upon
                          the 11,979,647 shares of Fractal outstanding as of
     NUMBER OF            February 19, 1997, currently equals 2,383,950 shares
                          of Common Stock of Fractal.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,948,184
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             In the event the stock option becomes exercisable and
                          is exercised in full, MetaTools will have sole
      PERSON              dispositive power with respect to that number of
                          shares equal to 19.9% of the then outstanding shares
       WITH               of Common Stock of Fractal, which, based upon the
                          11,979,647 shares of Fractal outstanding as of
                          February 19, 1997, currently equals 2,383,950 shares
                          of Common Stock of Fractal.
                     -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      In the event the stock option becomes exercisable and is exercised in full, MetaTools will beneficially own that number of shares equal to
      19.9% of the then outstanding shares of Common Stock of Fractal, which, based upon the 11,979,647 shares of Fractal outstanding as of February
      19, 1997, currently equals 2,383,950 shares of Common Stock of Fractal, plus the 3,948,184 shares over which MetaTools shares voting power pursuant to the proxies.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      52.86%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
   CUSIP No. 351681                                       PAGE 3 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MARK ZIMMER

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          563,750
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    563,750 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      563,750

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      4.69%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
   CUSIP No. 351681                                       PAGE 4 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THOMAS HEDGES

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          767,658
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    767,658 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      767,658

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      6.39%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
   CUSIP No. 351681                                       PAGE 5 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LESLIE WRIGHT

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3
      00

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          108,577
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    108,577 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      108,577

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.90%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 6 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BRADEN RIPPETOE

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                         15,312
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9   15,312 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      15,312

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.13%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 7 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOSEPH CONSUL

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          42,358
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    42,358 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      42,358

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.35%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 8 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      STEVE GUTTMAN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          86,562
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    86,562 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      86,562

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.35%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 9 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN DERRY

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          16,906
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    16,906 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      16,906

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.14%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 10 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PIERRE BERKALOFF

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      FRANCE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          80,385
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    80,385 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      80,385

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.67%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 11 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KAREN BRIA

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          17,120
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    17,120 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      17,120

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.14%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 12 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MICHAEL POPOLO

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          20,655
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    20,655 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      20,655

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.17%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 13 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ARTHUR J. COLLMEYER

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          51,875
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    51,875 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      51,875

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.43%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 14 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      STEPHEN MANOUSOS

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          368,885
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    368,885 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      368,885

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      3.07%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 15 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CRAIG JOHNSON

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          30,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    21,500 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      30,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.25%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 16 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LEE JAY LORENZEN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,038,618
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    1,038,618 (Subject to the restrictions set forth in
    REPORTING             that certain Affiliate Agreement dated February 11,
                          1997 filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,038,618

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      8.64%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 17 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ANTHONY SUN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          20,898
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    20,898 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      20,898

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.17%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 18 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THOMAS I. UNTERBERG

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          88,125
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    88,125 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      88,125

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.73%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 19 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      UNTERBERG HARRIS, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF NEW YORK

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          105,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    105,000 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      105,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.88%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 20 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      UNTERBERG HARRIS INTERACTIVE MEDIA, L.P., C.V.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NETHERLANDS ANTILLES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          262,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    262,500 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      262,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      2.19%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 21 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      UNTERBERG HARRIS INTERACTIVE MEDIA, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          209,501
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    209,501 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      209,501

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    1.75%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 22 OF 54 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, C.V.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [X]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
 5                                                                         [_]


------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Netherlands Antilles

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          52,999
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    52,999  (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997
                          filed as Exhibit 7 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      52,999

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.44%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 23 OF 54 PAGES
-----------------------                                 ----------------------


     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MetaTools, Inc., ("MetaTools"), Mark
                                                        ---------
Zimmer, Thomas Hedges, Leslie Wright, Braden Rippetoe, Joseph Consul, Steve Guttman, John Derry, Pierre Berkaloff, Karen Bria, Michael Popolo, Arthur J. Collmeyer, Stephen Manousos, Craig Johnson, Lee Jay Lorenzen, Anthony Sun, Thomas I. Unterberg, Unterberg Harris, L.L.C., Unterberg Harris Interactive Media, L.P., C.V., Unterberg Harris Private Equity Partners, L.P., or Unterberg Harris Private Equity Partners, C.V. (collectively, the "Individuals") that it
                                                         ------------
or he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial
      ---
ownership is expressly disclaimed. Any information contained herein as to any Individual has been provided by such Individual, and any information contained herein as to MetaTools, Inc. has been provided by MetaTools, Inc.


ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Issuer Common Stock"), of Fractal Design Corporation, a
                   -------------------
California corporation ("Issuer").  The principal executive offices of Issuer
                         ------
are located at 5550 Scotts Valley Dr., Scotts Valley, California 95066.


ITEM 2.   IDENTITY AND BACKGROUND.

     The names of the people filing this statement are MetaTools, Inc., a Delaware corporation, Mark Zimmer, Thomas Hedges, Leslie Wright, Braden Rippetoe, Joseph Consul, Steve Guttman, John Derry, Pierre Berkaloff, Karen Bria, Michael Popolo, Arthur J. Collmeyer, Stephen Manousos, Craig Johnson, Lee Jay Lorenzen, Anthony Sun, Thomas I. Unterberg, Unterberg Harris, L.L.C., Unterberg Harris Interactive Media, L.P., C.V., Unterberg Harris Private Equity Partners, L.P., and Unterberg Harris Private Equity Partners, C.V. The address of the principal office and principal business of MetaTools is 6303 Carpinteria Avenue, Carpinteria, California 93013. MetaTools designs, develops, publishes, markets and supports software tools for the creation, editing and manipulation of computer graphic images, digital art and Internet/online content for Windows, Macintosh and other operating systems. Set forth in Schedule A is a list of each of MetaTools' directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than MetaTools in which such employment is conducted. Set forth in Schedule B is a list of each of the Individuals, their business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and their citizenship.

     During the past five years neither MetaTools nor any of the Individuals nor, to MetaTools' knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither MetaTools nor any of the Individuals nor, to MetaTools' knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 24 OF 54 PAGES
-----------------------                                 ----------------------


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Reorganization dated February 11, 1997 (the "Merger Agreement") among MetaTools, Rook Acquisition Corp., a Delaware
      ----------------
corporation and a wholly-owned subsidiary of MetaTools ("Merger Sub") and
                                                         ----------
Issuer, and subject to the conditions set forth therein (including approval by stockholders of Issuer and MetaTools), Merger Sub will be merged with and into Issuer (the "Merger"), with each share of Issuer Common Stock being converted
             ------
into the right to receive 0.749 shares of MetaTools common stock, $0.001 par value per share ("MetaTools Common Stock"). The foregoing summary of the Merger
                  ----------------------
is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference. The Individuals are not parties to the Merger Agreement.

     This statement on Schedule 13D also relates to a voting agreement as described in Item 4 below.


ITEM 4.   PURPOSE OF TRANSACTION.

     As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of MetaTools, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law ("Delaware
                                                                    --------
Law").  At the effective time of the Merger (the "Effective Time"), the separate
                                                  --------------
existence of Merger Sub will cease and Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of MetaTools ("Surviving
                                                            ---------
Corporation").  The initial directors of the Surviving Corporation shall be the
-----------
directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time. The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger shall be the Certificate of Incorporation Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the Delaware Law and such Certificate of Incorporation; provided, however, at the Effective Time the Certificate of
               --------  -------
Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be Fractal Corp. The Bylaws of Merger
Sub as in effect immediately prior to the Merger shall be the Bylaws of the Surviving Corporation until thereafter amended.

      In connection with the Merger, holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them,
0.749 shares of MetaTools Common Stock.   In addition, MetaTools will assume all
options outstanding under the Issuer's 1993 Stock Option Plan, 1995 Stock Plan, 1995 Directors' Stock Option Plan and 1992 Assumed Ray Dream, Inc. Stock Option Plan. If the Merger is consummated, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

     The Merger Agreement contains customary representations and warranties on the part of MetaTools and Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of MetaTools and Issuer and no occurrence of an event with a material adverse effect with respect to a party. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 25 OF 54 PAGES
-----------------------                                 ----------------------


     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference. The Individuals are not parties to the Merger Agreement.

     As an inducement to MetaTools to enter into the Merger Agreement, the Individuals (collectively, "Voting Agreement Stockholders") have each entered
                            -----------------------------
into a Voting Agreement dated as of February 11, 1997 (the "Voting Agreement")
                                                            ----------------
with MetaTools. Pursuant to the Voting Agreement, the Voting Agreement Stockholders have agreed to vote the shares of Issuer Common Stock owned by them in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger. The Voting Agreement Stockholders have also executed and delivered to MetaTools an irrevocable proxy granting MetaTools the authority to vote the shares of Issuer Common Stock owned by the Voting Agreement Stockholders in the manner described in the previous sentence. The Voting Agreement terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. Each Voting Agreement Stockholder and the number of outstanding shares of Issuer Common Stock held of record by each Voting Agreement Stockholder is set forth in Schedule B hereto which is hereby incorporated by this reference. MetaTools did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to a copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

     As an inducement to Issuer to enter into the Merger Agreement, certain stockholders of MetaTools have each entered into a Voting Agreement dated as of February 11, 1997 with Issuer, the substance of which is substantially similar to the substance of the Voting Agreement. A copy of this agreement is included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also as an inducement to MetaTools to enter into the Merger Agreement, MetaTools and Issuer entered into a Stock Option Agreement dated February 11, 1997 ("Stock Option Agreement") pursuant to which Issuer granted MetaTools the
       ----------------------
right (the "Option"), under certain conditions, to purchase up to a number of
            ------
shares of Issuer Common Stock equal to 19.9% of the issued and outstanding Issuer Common Stock. The Individuals are not parties to the Stock Option Agreement.

     As an inducement to Issuer to enter into the Merger Agreement, Issuer and MetaTools entered into a Stock Option Agreement dated February 11, 1997 pursuant to which MetaTools granted Issuer the right under certain conditions to purchase up to a number of shares of MetaTools Common Stock equal to 19.9% of the issued and outstanding MetaTools Common Stock. The substance of this agreement is substantially similar to the substance of the Stock Option Agreement, and a copy of this agreement is included as Exhibit 5 to this Schedule 13D and incorporated herein in its entirety by reference. The Individuals are not parties to this agreement.

     Also in connection with the Merger Agreement, certain stockholders of MetaTools (each an "Affiliate") have each entered into an affiliate agreement
                    ---------
with MetaTools (collectively, the "Affiliate Agreements") pursuant to which each
                                   --------------------
Affiliate has agreed to not sell, exchange, transfer, pledge, dispose or otherwise reduce such Affiliate's interest in or risk relative to any shares of MetaTools Common Stock or other equity securities of MetaTools owned by such Affiliate during the period commencing February 11,

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 26 OF 54 PAGES
-----------------------                                 ----------------------


1997 and ending at such time as financial results covering at least 30 days of combined operations of MetaTools and Issuer have been publicly announced by MetaTools, so as to prevent interference with MetaTools accounting for the Merger as a pooling of interests. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the copy of a form of the Affiliate Agreement included as Exhibit 6 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also in connection with the Merger Agreement, the Voting Agreement Stockholders have each entered into an affiliate agreement with MetaTools. The substance of these agreements is substantially similar to the substance Affiliate Agreements, except that each Voting Agreement Stockholder has also agreed that any sale, transfer or other disposition of Issuer Common Stock by such Voting Agreement Stockholder will be made in accordance with Rule 145 promulgated by the Securities and Exchange Commission (the "Commission") under
                                                            ----------
the Securities Act of 1933, as amended, and has made certain representations pertaining to continuity of interest with respect to the shares held by such Voting Agreement Stockholder. A copy of a form of this agreement is included as
Exhibit 7 to this Schedule 13D and incorporated herein in its entirety by reference.


ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     As a result of and subject to the Voting Agreement, MetaTools has shared power with the Individuals to vote an aggregate of 3,948,184 shares of Issuer Common Stock for the limited purposes described in Item 4 above, and such shares constitute approximately 32.96% of the issued and outstanding shares of Issuer Common Stock as of February 11, 1997. To the extent that MetaTools, as permitted by the Voting Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Voting Agreement and such proxies are granted pursuant to the Voting Agreement, MetaTools will have sole power to vote such shares. If pursuant to the Stock Option Agreement the Option becomes exercisable, MetaTools would have the right to acquire up to the number of shares of Issuer Common Stock constituting 19.9% of the Issuer Common Stock then issued and outstanding. If acquired, MetaTools would have sole voting and dispositive power over such shares, which shares would number 2,383,950 based upon the number of shares of Issuer Common Stock issued and outstanding as of February 11, 1997. The Individuals are not parties to the Option Agreement and do not have any rights to acquire Issuer Common Stock thereunder. As a result of the Voting Agreement and if the Option is exercised, MetaTools may be deemed to beneficially own an aggregate of 6,332,134 shares of Issuer Common Stock based upon the number of shares of Issuer Common Stock issued and outstanding as of February 11, 1997, or 52.86% of the issued and outstanding shares of Issuer Common Stock as of February 11, 1997.

     To MetaTools' knowledge, except for John J. Wilczak who owns 5,000 shares of Issuer Common Stock, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A. In addition, MetaTools has not effected any transaction in Issuer Common Stock during the past 60 days and to MetaTools' knowledge, none of the persons named in Schedule A has effected any transaction in Issuer Common Stock during the past 60 days.


     Set forth on Schedule C opposite each Individual's name is (i) that number of shares of Issuer Common Stock beneficially owned by such Individual as of the date hereof

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 27 OF 54 PAGES
-----------------------                                 ----------------------


and (ii) the percentage of issued and outstanding Issuer Common Stock that such shares represent (based on the number of shares of Issuer Common Stock outstanding as of February 11, 1997). As a result of and subject to the Voting Agreement, each of the Individuals shares voting power with MetaTools to vote that number of shares of Issuer Common Stock as is set forth on Schedule C opposite such Individual's name for the limited purposes described in Item 4 above. Each Individual represents on behalf of itself that it has not effected any transaction in Issuer Common Stock during the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

     Other than as described herein, to MetaTools' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding or proxies.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     1. Agreement and Plan of Reorganization dated February 11, 1997 by and among MetaTools, Inc., a Delaware corporation, Rook Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of MetaTools, Inc., and Fractal Design Corp., a California corporation.

     2. Voting Agreement dated February 11, 1997 by and among MetaTools, Inc., a Delaware corporation, Fractal Design Corp. and certain shareholders of Fractal Design Corp., a California corporation.

     3. Voting Agreement dated February 11, 1997 by and among Fractal Design Corp., a California corporation, and certain stockholders of MetaTools, Inc., a Delaware corporation.

     4. Stock Option Agreement dated February 11, 1997 by and between Fractal Design Corp., a California corporation and MetaTools, Inc., a Delaware corporation.

     5. Stock Option Agreement dated February 11, 1997 by and between MetaTools, Inc., a Delaware corporation, and Fractal Design Corp., a California corporation.

     6. MetaTools, Inc. Affiliate Agreement dated February 11, 1997 by and among MetaTools, Inc., a Delaware corporation, Fractal Design Corp., a California corporation and certain stockholders of MetaTools, Inc., a Delaware corporation.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 28 OF 54 PAGES
-----------------------                                 ----------------------


     7. Fractal Design Corp. Affiliate Agreement dated June 6, 1996 by and among MetaTools, Inc., a Delaware corporation, and certain shareholders of Fractal Design Corp., a California corporation.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 29 OF 54 PAGES
-----------------------                                 ----------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1997

                              METATOOLS, INC.


                              By:   /s/  Terance A. Kinninger
                                    -------------------------

                              Title:  Vice President and Chief Financial Officer

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 30 OF 54 PAGES
-----------------------                                 ----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/ Mark Zimmer
                                       --------------------------
                                       Mark Zimmer

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 31 OF 54 PAGES
-----------------------                                 ----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/  Thomas Hedges
                                       --------------------------
                                       Thomas Hedges

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 32 OF 54 PAGES
-----------------------                                 ----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/ Leslie Wright
                                       -------------------------
                                       Leslie Wright

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 33 OF 54 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/  Braden Rippetoe
                                       -------------------------
                                       Braden Rippetoe

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 34 OF 54 PAGES
-----------------------                                 ----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/  Joseph Consul
                                       -----------------------
                                       Joseph Consul

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 35 OF 54 PAGES
-----------------------                                 ----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/  Steve Guttman
                                       -----------------------
                                       Steve Guttman

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 36 OF 54 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/  John Derry
                                       --------------------
                                       John Derry

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 37 OF 54 PAGES
-----------------------                                 ----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/  Pierre Berkaloff
                                       --------------------------
                                       Pierre Berkaloff

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 38 OF 54 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/  Karen Bria
                                       --------------------
                                       Karen Bria

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 39 OF 54 PAGES
-----------------------                                 ----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/  Michael Popolo
                                       ------------------------
                                       Michael Popolo

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 40 OF 54 PAGES
-----------------------                                 ----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/  Arthur J. Collmeyer
                                       -----------------------------
                                       Arthur J. Collmeyer

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 41 OF 54 PAGES
-----------------------                                 ----------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/ Stephen Manousos
                                       --------------------
                                       Stephen Manousos

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 42 OF 54 PAGES
-----------------------                                 ----------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/ Craig Johnson
                                       ----------------------
                                       Craig Johnson

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 43 OF 54 PAGES
-----------------------                                 ----------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/ Lee Jay Lorenzen
                                       --------------------
                                       Lee Jay Lorenzen

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 44 OF 54 PAGES
-----------------------                                 ----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/ Anthony Sun
                                       --------------------
                                       Anthony Sun

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 45 OF 54 PAGES
-----------------------                                 ----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                       /s/ Thomas I. Unterberg
                                       ----------------------------
                                       Thomas I. Unterberg

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 46 OF 54 PAGES
-----------------------                                 ----------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1997

                              UNTERBERG HARRIS, L.L.C.


                              By:   /s/  Thomas I. Unterberg
                                    ------------------------

                              Title:  Member

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 47 OF 54 PAGES
-----------------------                                 ----------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1997

                              UNTERBERG HARRIS INTERACTIVE MEDIA, L.P., C.V.

                              By:   /s/  Thomas I. Unterberg
                                    ------------------------

                              Title:  General Partner

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 48 OF 54 PAGES
-----------------------                                 ----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1997

                              UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, L.P.


                              By:   /s/  Thomas I. Unterberg
                                    ------------------------

                              Title:  General Partner

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 49 OF 54 PAGES
-----------------------                                 ----------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1997

                              UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, C.V.


                              By:   /s/  Thomas I. Unterberg
                                    ------------------------

                              Title:  General Partner

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 50 OF 54 PAGES
-----------------------                                 ----------------------


                                   SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                METATOOLS, INC.

                                                  Present Principal
                                                Occupation Including
Name and Title                                    Name of Employer                        Citizenship
---------------------------   ---------------------------------------------------------   -----------

John J. Wilczak               Chairman of the Board of Directors, President               U.S.
                              and Chief Executive Officer of MetaTools, and
                              Member of Compensation Committee

Kai Krause                    Senior Science and Design Officer and Director of           U.S.
                              MetaTools

Terance A. Kinninger          Vice President and Chief Financial Officer of MetaTools     U.S.

James Mervis                  Vice President, Strategic Development and                   U.S.
                              Business Affairs of MetaTools

Fred Brown                    Senior Vice President, Sales and Marketing of MetaTools     U.S.

Jeffrey D. Saper              Secretary, Wilson Sonsini Goodrich & Rosati, P.C.           U.S.
                              650 Page Mill Road, Palo Alto, CA  94304

Alexander Migdal              Vice President - Senior Scientist of MetaTools,             U.S.
                              Real Time Geometry Corp., 40 Washington Rd.,
                              Princeton Junction, NJ 08550

Sallie Olmsted                Vice President, Corporate Communications                    U.S.
                              of MetaTools

Samuel H. Jones, Jr.          Director of MetaTools, S&J Transportation,                  U.S.
                              U.S. Route 40, P.O. Box 169, Woodstown, NJ  08098-0169

Bert Kolde                    Director of MetaTools,                                      U.S.
                              Paul Allen Group, 110 110th Ave. N.E.,
                              Suite 550, Bellevue, WA 98004

William H. Lane, III          Director of MetaTools and Member of Audit                   U.S.
                              Committee, Canyon Vista, Inc., 10695 Magdalena,
                              Los Altos Hills, CA  94024

Howard L. Morgan              Director of MetaTools and Member of Audit,                  U.S.
                              Compensation, and Option Committee, The ARCA Group,
                              Inc., 764 Mt. Moro Road, Villanova, PA  19085-2007

William J. Schroeder          Director of MetaTools and Member of                         U.S.
                              Compensation and Option Committee, Diamond
                              Multimedia Systems, 2880 Junction Avenue, San Jose,
                              CA, 94134

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 51 OF 54 PAGES
-----------------------                                 ----------------------

                                                  Present Principal
                                                Occupation Including
Name and Title                                    Name of Employer                        Citizenship
---------------------------   ---------------------------------------------------------   -----------



Robert E. Rice                Vice President - Business Development of MetaTools,           U.S.
                              Real Time Geometry Corp., 51 John F. Kennedy Parkway,
                              Suite 303 Short Hills, NJ  07078


                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 52 OF 54 PAGES
-----------------------                                 ----------------------


                                   SCHEDULE B

                                                           NAME AND ADDRESS OF CORPORATION
                            PRINCIPAL OCCUPATION OR        OR OTHER ORGANIZATION IN WHICH
   INDIVIDUAL                     EMPLOYMENT                        WHICH EMPLOYED             CITIZENSHIP
-------------------      ---------------------------       ------------------------------      ------------
Mark Zimmer              President and Chief               Fractal Design Corp.                U.S.
                         Executive Officer                 5550 Scotts Valley
                                                           Scotts Valley, CA 95066

Thomas Hedges            Vice President, Research          Fractal Design Corp.                U.S.
                         and Development                   5550 Scotts Valley
                                                           Scotts Valley, CA 95066

Leslie E. Wright         Chief Operating Officer,          Fractal Design Corp.                U.S.
                         Vice President, Finance and       5550 Scotts Valley
                         Administration and Chief          Scotts Valley, CA 95066
                         Financial Officer

Stephen E. Manousos      President and Chief               Post Digital Software Incorporated  U.S.
                         Executive Officer                 1119 Pacific Avenue, Suite 300
                                                           Santa Cruz, CA 95060

Steve J. Guttman         Vice President, Marketing         Fractal Design Corp.                U.S.
                                                           5550 Scotts Valley
                                                           Scotts Valley, CA 95066

Thomas J. Unterberg      Managing Director                 Unterberg Harris                    U.S.
                                                           65 East 55th Street, 18th Floor
                                                           Park Avenue Tower
                                                           New York, NY 10022

Unterberg Harris,                                          Unterberg Harris                    New York
L.L.C.                                                     65 East 55th Street, 18th Floor
                                                           Park Avenue Tower
                                                           New York, NY 10022

Unterberg Harris                                           Unterberg Harris                    Netherlands
Interactive Media,                                         65 East 55th Street, 18th Floor     Antilles
L.P., C.V.                                                 Park Avenue Tower
                                                           New York, NY 10022

Unterberg Harris                                           Unterberg Harris                    Delaware
Private Equity                                             65 East 55th Street, 18th Floor
Partners, L.P.                                             Park Avenue Tower
                                                           New York, NY 10022

Unterberg Harris                                           Unterberg Harris                    Netherlands
Private Equity                                             65 East 55th Street, 18th Floor     Antilles
Partners, C.V.                                             Park Avenue Tower
                                                           New York, NY1 10022

Arthur J. Collmeyer      President and CEO                 Hi/fn Inc.                          U.S.
                                                           12636 High Bluff Drive, Suite 400
                                                           San Diego, CA 92130

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 53 OF 54 PAGES
-----------------------                                 ----------------------

                                                           NAME AND ADDRESS OF CORPORATION
                            PRINCIPAL OCCUPATION OR        OR OTHER ORGANIZATION IN WHICH
   INDIVIDUAL                     EMPLOYMENT                        WHICH EMPLOYED             CITIZENSHIP
-------------------      ---------------------------       ------------------------------      ------------
Craig Johnson            Director                          Venture Law Group                   U.S.
                                                           2800 Sand Hill Rd.
                                                           Menlo Park, CA 94025

Lee Jay Lorenzen         President                         Altura Software, Inc.               U.S.
                                                           510 Lighthouse Avenue, Suite Five
                                                           Pacific Grove, CA  93950

Karen Bria               Director, International           Fractal Design Corp.                U.S.
                         Sales and Marketing               5550 Scotts Valley Drive
                                                           Scotts Valley, CA  95066

Braden Rippetoe          Vice President, Finance           Fractal Design Corp.                U.S.
                                                           5550 Scotts Valley Drive
                                                           Scotts Valley, CA  95066

Joseph Consul            Vice President, Operations        Fractal Design Corp.                U.S.
                                                           5550 Scotts Valley Drive
                                                           Scotts Valley, CA  95066

John Derry               Vice President, Creative Design   Fractal Design Corp.                U.S.
                                                           5550 Scotts Valley Drive
                                                           Scotts Valley, CA  95066

Pierre Berkaloff         Vice President, Engineering       Fractal Design Corp.                FRANCE
                                                           5550 Scotts Valley Drive
                                                           Scotts Valley, CA  95066

Michael Popolo           Vice President, North American    Fractal Design Corp.                U.S.
                         Sales                             5550 Scotts Valley Drive
                                                           Scotts Valley, CA  95066

Anthony Sun              General Partner                   Venrock Associates                  U.S.
                                                           775 Page Mill Road, Suite A230
                                                           Palo Alto, CA  94304

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 351681                                       PAGE 54 OF 54 PAGES
-----------------------                                 ----------------------

                                   SCHEDULE C

                                  NUMBER OF SHARES
                                  OF ISSUER COMMON             PERCENTAGE
                                        STOCK                OF OUTSTANDING
                                     BENEFICIALLY       OF ISSUER COMMON STOCK
        INDIVIDUAL                       OWNED           AS OF FEBRUARY 19, 1997
----------------------------      -----------------     -----------------------
Mark Zimmer                             563,750                  4.69%

Thomas Hedges                           767,658                  6.39%

Leslie E. Wright                        108,577                  0.90%

Stephen E. Manousos                     368,885                  3.07%

Steve J. Guttman                         86,562                  0.72%

Thomas J. Unterberg                      88,125                  0.73%

Unterberg Harris, L.L.C.                105,000                  0.88%

Unterberg Harris Interactive            262,500                  2.19%
 Media, L.P., C.V.

Unterberg Harris Private                209,501                  1.75%
 Equity Partners, L.P.

Unterberg Harris Private                 52,999                  0.44%
 Equity Partners, C.V.

Arthur J. Collmeyer                      51,875                  0.43%

Craig Johnson                            30,500                  0.25%

Lee Jay Lorenzen                      1,038,618                  8.64%

Karen Bria                               17,120                  0.14%

Braden Rippetoe                          15,312                  0.13%

Joseph Consul                            42,358                  0.35%

John Derry                               16,906                  0.14%

Pierre Berkaloff                         80,385                  0.67%

Michael Popolo                           20,655                  0.17%

Anthony Sun                              20,898                  0.17%
